UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 28, 2026

Bleichroeder Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43045	98-1888010
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Avenue of the Americas, Fl 47

New York, NY 10105

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 212-984-3835

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	BBCQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BBCQ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	BBCQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

Business Combination Agreement

On February 28, 2026 (the “Signing Date”), Bleichroeder Acquisition Corp. II, a Cayman Islands exempted company (“Bleichroeder”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Bleichroeder, Bleichroeder Acquisition 2 France, a société par actions simplifiée formed under the laws of the Republic of France and wholly owned subsidiary of Bleichroeder (“Parent Merger Sub”), and Pasqal Holding SAS, a société par actions simplifiée formed under the laws of the Republic of France (“Pasqal”), pursuant to which, among other things and subject to the terms and conditions therein, (i) Bleichroeder will merge with and into Parent Merger Sub (the “Reincorporation Merger”), with Parent Merger Sub being the surviving entity of the Reincorporation Merger (“Parent Surviving Corporation”), and (ii) as promptly as practicable after the effective time of the Reincorporation Merger (the “Reincorporation Merger Effective Time”), Pasqal will merge with and into the Parent Surviving Corporation by way of a merger by absorption (fusion-absorption) in accordance with the applicable provisions of the French Commercial Code (Code de commerce), including Articles L. 236-1 et seq (the “Merger”, and together with the Reincorporation Merger, the “Mergers”), with Parent Surviving Corporation being the surviving entity of the Merger and changing its name to “Pasqal Holding SA” or such other name selected by Pasqal (“New Pasqal”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Bleichroeder, Merger Sub, and Pasqal are each individually referred to herein as a “Party” and, collectively, as the “Parties.”

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Bleichroeder and Pasqal.

The Business Combination is expected to close (such closing, the “Closing”) in the second half of 2026, subject to customary closing conditions, including regulatory and shareholder approval.

Merger Consideration; Effect of the Mergers

The Business Combination values Pasqal at $2.0 billion pre-money.

Immediately prior to or at the Reincorporation Merger Effective Time:

●	each issued and outstanding warrant exercisable for one Bleichroeder Class A Ordinary Share at an exercise price of $11.50 per share (a “Bleichroeder Warrant”), including the Bleichroeder Warrants held as a result of the Unit Separation (as defined below), will cease separate existence and trading and will be converted into a warrant to purchase one ordinary share, par value €0.10 per share, of Parent Surviving Corporation (the “Parent Surviving Corporation Ordinary Shares” and, following the Merger, the “New Pasqal Shares” and, the warrant to purchase such New Pasqal Shares, the “New Pasqal Warrants”);

●	each issued and outstanding (i) Bleichroeder Class A ordinary share, par value $0.0001 per share (each a “Bleichroeder Class A Ordinary Share), including each Bleichroeder Class A Ordinary Share held as a result of the Unit Separation, and excluding any dissenting shares, any shares held in the treasury of Bleichroeder (“Treasury Shares”), and any Bleichroeder Class A Ordinary Shares held by a holder who has validly exercised its redemption rights (“Redeeming Shares”), and (ii) Class B ordinary share, par value $0.0001, of Bleichroeder (each, a “Bleichroeder Class B Ordinary Share,” and together with the Bleichroeder Class A Ordinary Shares, the “Bleichroeder Ordinary Shares”) will be cancelled and converted automatically into one Parent Surviving Corporation Ordinary Share;

●	each Redeeming Share issued and outstanding will automatically be cancelled and cease to exist and will represent only the right to be paid a pro rata share of the aggregate amount payable with respect to all such Redeeming Shares in accordance with Bleichroeder’s amended and restated memorandum and articles of association;

●	each Treasury Share will be cancelled and extinguished without any conversion thereof or payment therefor; and;

●	each issued and outstanding ordinary share, par value €10 per share, of Parent Merger Sub will be cancelled and no consideration shall be delivered therefor.

In connection with the Reincorporation Merger, immediately prior to the Reincorporation Merger Effective Time, each Bleichroeder unit issued and outstanding as of such time will automatically detach and the holder thereof will be deemed to hold one Bleichroeder Class A Ordinary Share and one-third of one Bleichroeder Warrant, and will cease separate existence and trading (the “Unit Separation”).

At the effective time of the Merger (the “Merger Effective Time”), in accordance with French Law, Pasqal will be dissolved without liquidation (dissolution sans liquidation) together with the completion of a universal transfer (transmission universelle de patrimoine), pursuant to which New Pasqal will succeed to all the rights and obligations of Pasqal and, among other things:

●	each issued and outstanding (i) “Class Seed” Ordinary Share, par value €0.10 per share, of Pasqal, (ii) common Ordinary Share, par value €0.10 per share, of Pasqal, (iii) “Class A” Ordinary Share, par value €0.10 per share, of Pasqal, (iv) “Class B” Ordinary Share, par value €0.10 per share, of Pasqal, and (v) “Class C” Ordinary Share, par value €0.10 per share, of Pasqal, will be exchanged for New Pasqal Shares using an exchange ratio (the “Exchange Ratio”) calculated in accordance with the Draft Merger Agreement (as defined in the Business Combination Agreement) by dividing the overall value of Pasqal and the overall value of the Parent Surviving Corporation (based on a deemed value of $10 per Parent Surviving Corporation Ordinary Share); and

●	each issued and outstanding equity warrant governed by French law (bons de souscription de parts de créateur d’entreprise) of Pasqal (“Company BSPCEs”) will be assumed by New Pasqal, and will grant the right to subscribe for New Pasqal Shares, with the number of shares adjusted, as applicable, to reflect the Exchange Ratio, on the same terms and conditions as were applicable to the Company BSPCEs as of immediately prior to the Merger Effective Time (including vesting, exercise period, and expiration date), except as otherwise provided by the Draft Merger Agreement or as required by applicable law.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of the Parties thereto with respect to, among other things, (i) entity organization, formation and qualification, (ii) authorization to enter into the Business Combination Agreement, (iii) capital structure, (iv) consents and approvals, (v) financial statements, (vi) liabilities, (vii) permits, (viii) litigation, (ix) material contracts, (x) tax matters, (xi) intellectual property, (xii) absence of changes, (xiii) environmental matters, (xiv) employee matters, (xv) compliance with applicable laws, (xvi) regulatory matters, (xvii) labor matters, (xviii) benefit plans, (xix) insurance, (xx) real and personal property, (xxi) brokers, (xxii) transactions with affiliates, (xxiii) data privacy and security requirements, and (xxiv) compliance with international trade and anti-corruption laws. The representations and warranties of the Parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the Closing.

Covenants

The Business Combination Agreement contains covenants of each of the Parties thereto that are customary for transactions of this type, including, among others, covenants with respect to (i) the operations of Bleichroeder and Pasqal prior to the Closing; (ii) the Parties’ efforts to satisfy conditions to consummate the Business Combination; (iii) restrictions on public announcements or press releases with respect to the Business Combination; (iv) the delivery by Pasqal of certain financial statements of Pasqal audited in accordance with all applicable requirements of the PCAOB (the “PCAOB Financials”) on or prior to September 30, 2026; and (v) the preparation and filing of a registration statement on Form F-4 (the “Registration Statement/Proxy Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the New Pasqal Shares and New Pasqal Warrants to be issued pursuant to the Business Combination Agreement, which will also contain a prospectus and proxy statement for the purpose of soliciting proxies from Bleichroeder’s shareholders to vote in favor of certain matters (the “Parent Party Shareholder Approval Matters”), including:

(i)	the adoption and approval of the Business Combination Agreement, the additional agreements contemplated therein, and the transaction contemplated therein and thereby, including the Mergers, in accordance with Bleichroeder’s organizational documents and applicable law;

(ii)	the entry and filing of a plan of merger and all other documents required by the Companies Act (Revised of the Cayman Islands, as amended (the “Cayman Companies Act”), and the French Code de commerce (the “French Commercial Code”) in force on the date of the Business Combination Agreement (the “Reincorporation Plan of Merger”) and all matters related thereto in accordance with the Cayman Companies Act;

(iii)	the approval of the entry of Parent Surviving Corporation into the Draft Merger Agreement, following and subject to approval of the consummation of the Reincorporation Merger and the transactions contemplated by the Reincorporation Plan of Merger;

(iv)	subject to the effectiveness of the Reincorporation Merger pursuant to the Reincorporation Plan of Merger, the adoption of the amended and restated articles of association of Parent Surviving Corporation;

(v)	the adoption of a new equity incentive plan in the form and substance reasonably acceptable to Bleichroeder and Pasqal and approved by New Pasqal’s board of directors;

(vi)	the adjournment of the shareholder meeting of Bleichroeder to a later date or dates, if necessary or convenient, in the reasonable determination of the chairman of Bleichroeder, (x) to permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the foregoing, (y) if Bleichroeder determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (z) to facilitate the Reincorporation Merger, the Merger or any other transactions contemplated by the Business Combination Agreement; and

(vii)	such other matters as Pasqal, Bleichroeder and Parent Merger Sub will mutually determine to be necessary and appropriate in order to effect the Mergers and the other transactions contemplated by the Business Combination Agreement.

Governance

The Parties have agreed to take all requisite action such that, effective immediately following the Merger Effective Time, New Pasqal’s initial board of directors will consist of nine directors, five of whom will be French or European citizens and non-US residents, and will be mutually acceptable to Bleichroeder and Pasqal, as follows: (i) Alain Aspect, as non-executive chairman; (ii) Michel Combes, as lead independent director; (iii) Wasiq Bokhari, as chief executive officer of New Pasqal; (iv) Georges-Olivier Reymond; (v) Barbara Dalibard, as chairman of the nominating and governance committee (or its equivalent); (vi) Kathy Savitt, as the chairman of the audit committee (or its equivalent); (vii) a director that may, at its option, be designated by Bpifrance Investissement; (viii) a director to be designated by EIC Fund; and (ix) a director to be designated by either Bleichroeder or Pasqal and mutually agreed by Bleichroeder and Pasqal, who will serve as chairperson of the renumeration committee (or its equivalent).

The Parties have also agreed to take all requisite action such that, effective immediately following the Merger Effective Time, New Pasqal’s board of directors’ internal regulations will include a list of certain restricted matters requiring two-thirds (2/3) approval of the board of directors (as set forth in the Business Combination Agreement).

The Parties have also agreed to take all requisite action such that, as of the Closing, the articles of association of Pasqal SAS, a wholly owned subsidiary of Pasqal (and following the Merger Effective Time, New Pasqal), will provide for creation of a strategic committee that will be comprised as set forth in the Business Combination Agreement and require a majority approval of certain actions, which must include the affirmative vote of the representative of Bpifrance Investissement.

Conditions to Closing

The obligation of the Parties to consummate the Business Combination is subject to certain customary closing conditions, including, but not limited to, (i) the expiration or termination of any applicable waiting periods under applicable antitrust law; (ii) no law or legal restraint or prohibition issued by any governmental prohibiting or preventing the consummation of the Business Combination being in effect; (iii) the Registration Statement/Proxy Statement being declared effective by the U.S. Securities and Exchange Commission (the “SEC”); (iv) the receipt of the requisite approvals of each of Bleichroeder’s and Pasqal’s shareholders; (v) the approval for listing of New Pasqal Shares and New Pasqal Warrants on Nasdaq (or other principal market mutually agreed by Bleichroeder and Pasqal); (vi) no less than $150,000,000 cash available to New Pasqal from (x) funds remaining in the Trust Account (as defined in the Business Combination Agreement) following the exercise of Bleichroeder’s shareholders’ redemption rights, (y) the proceeds of the Investment (as defined below) under the SPA (as defined below) and Subscription Agreements (as defined in the Business Combination Agreement), and (z) funds raised from any other financing transactions agreed upon by Bleichroeder, Pasqal and Parent Merger Sub, but excluding, for the avoidance of doubt, the Series C equity raise closed by Pasqal on February 27, 2026; (vii) the initial board of directors of New Pasqal being constituted as described above; and (viii) customary bring-down conditions.

The obligation of Bleichroeder and Parent Merger Sub to consummate the Business Combination is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no continuing Company Material Adverse Effect (as defined in the Business Combination Agreement), (ii) execution and delivery of an officer’s certificate by an officer of Pasqal certifying the accuracy of certain conditions, and (iii) the receipt of executed Lock-Up Agreements (as each is defined below) and certain non-competition and non-solicitation agreements between New Pasqal and certain of Pasqal’s employees.

The obligation of Pasqal to consummate the Business Combination is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no continuing Parent Material Adverse Effect (as defined in the Business Combination Agreement), (ii) execution and delivery of an officer’s certificate by an officer of Bleichroeder certifying the accuracy of certain conditions, and (iii) the receipt of executed Lock-Up Agreements.

Termination

The Business Combination Agreement may be terminated under certain circumstances, including:

(i)	by mutual written consent of Bleichroeder and Pasqal at any time prior to the Closing;

(ii)	by either Bleichroeder or Pasqal if the Closing has not occurred by December 31, 2026 (the “Outside Date”); provided that, the Outside Date will automatically extend (A) to December 31, 2027, without any action of Bleichroeder or Pasqal, unless Bleichroeder and Pasqal both send written notice of termination to the other or otherwise mutually agree in writing to terminate the Business Combination Agreement at least ten business days prior to December 31, 2026, and (B) for an additional 60 days if (1) the Registration Statement/Proxy Statement is not declared effective by the SEC or (2) the issuance or clearance of any required antitrust approval is not received but all other conditions to Closing either have been fulfilled or are then capable of being fulfilled;

(iii)	by Bleichroeder or Pasqal if a governmental authority issues a final and non-appealable order or enacts a law making the Business Combination illegal or permanently restraining, enjoining or otherwise prohibiting the Business Combination;

(iv)	by either Bleichroeder or Pasqal if the shareholder meeting of Bleichroeder has been held and concluded and the approval of any of the Parent Party Shareholder Approval Matters is not obtained (subject to adjournment or postponement of such meeting);

(v)	by Bleichroeder if Pasqal breaches any representation, warranty or agreement or covenant in the Business Combination Agreement such that applicable closing conditions would not be satisfied at the Closing, subject to a 20-day cure period;

(vi)	by Pasqal if Bleichroeder breaches any representation, warranty or agreement or covenant in the Business Combination Agreement such that applicable closing conditions would not be satisfied at the Closing, subject to a 20-day cure period;

(vii)	by Bleichroeder if Pasqal fails to deliver the PCAOB Financials to Bleichroeder on or before September 30, 2026; or

(viii)	by Bleichroeder or Pasqal if the other party fails to consummate the Business Combination upon satisfaction of all the conditions to Closing set forth in the Business Combination Agreement (other than conditions that by their nature would be satisfied at the Closing or waived by the terminating party) or otherwise terminates the Business Combination in breach of the Business Combination Agreement and such terminating party is ready to consummate the Business Combination.

If the Business Combination Agreement is validly terminated, none of the Parties will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of willful breach or fraud. Notwithstanding the foregoing, if Bleichroeder terminates the Business Combination Agreement pursuant to clauses (vii) or (viii) above, Pasqal will pay Bleichroeder $3,000,000 as liquidated damages.

The Business Combination Agreement contains representations, warranties and covenants that the Parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Bleichroeder, Parent Merger Sub or Pasqal. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the Parties, may be subject to limitations agreed upon by the contracting Parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting Parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Bleichroeder’s public disclosures.

The foregoing description of the Business Combination Agreement, the Business Combination and the related transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Related Agreements

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Bleichroeder, Pasqal, Parent Merger Sub, and Bleichroeder Sponsor 2 LLC, a Delaware limited liability company (“Sponsor”), entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor has agreed to vote (i) in favor of the Parent Party Shareholder Approval Matters and (ii) in opposition to any proposals (A) for an Alternative Transaction (as defined in the Business Combination Agreement) or any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Bleichroeder, (B) other than as contemplated in the Business Combination Agreement, or (C) for any alternative transactions or agreements that would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the Business Combination. Additionally, the Sponsor agreed not to redeem any Bleichroeder Ordinary Shares or other equity securities of Bleichroeder in connection with the Business Combination, to be bound to certain transfer restrictions with respect to its Bleichroeder Ordinary Shares and any other equity securities of Bleichroeder held by Sponsor prior to the expiration of the Sponsor Support Agreement, waive the anti-dilution protections set forth in Bleichroeder’s amended and restated memorandum and articles of association with respect to the conversion of the Bleichroeder Class B Ordinary Shares, and waive any appraisal or rights to dissent from the Business Combination or the Mergers.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain shareholders of Pasqal entered into a company support agreement (the “Company Support Agreement”) with Bleichroeder and Parent Merger Sub, pursuant to which each such Pasqal shareholder has agreed to, among other things, (i) vote in favor of the Business Combination Agreement, the Mergers, and each other proposal related to the Business Combination, and against any alternative transactions or agreements that would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the Business Combination, (ii) be bound to certain transfer restrictions with respect to its shares and other equity securities of Pasqal prior to the expiration of the Company Support Agreement, and (iii) vote in opposition to any proposals for an Alternative Transaction (as defined in the Company Support Agreement).

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Company Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, New Pasqal, the Sponsor, certain shareholders of Pasqal, certain shareholders of Bleichroeder, certain directors and officers, and certain Investors (collectively, the “Lock-Up Parties”) will enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, among other things, each of the Lock-Up Parties will agree not to effect any sale or distribution (except for certain permitted transfers) of the New Pasqal Shares held by such holder after the Closing until the earlier of (i) 180 days after the date on which the Closing occurs, (ii) the day after the date on which the closing price of the New Pasqal Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commending after the date on which the Closing occurs, and (iii) the date on which New Pasqal consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Pasqal’s shareholders having the right to exchange their shares for cash, securities or other property, subject to certain exceptions set forth in the Lock-Up Agreements.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-up Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, New Pasqal, the Sponsor, Investors (as defined below) and certain securityholders of Pasqal will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, the Investors and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Pasqal that they will hold following the Business Combination.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Private Placement Investment

In connection with the transactions contemplated by the Business Combination Agreement, on March 4, 2026, Bleichroeder, Merger Sub and the accredited investors named therein (the “Investors”) entered into a Securities Purchase Agreement (the “SPA”). Pursuant to the SPA, the Investors have agreed, among other things, subject to certain conditions, to purchase $250 million aggregate principal amount of senior unsecured convertible bonds convertible into New Pasqal Shares (the “Senior Unsecured Convertible Bonds”) and warrants to purchase a number of New Pasqal Shares equal to 125% of the total number of New Pasqal Shares into which the Senior Unsecured Convertible Bonds are initially convertible at Closing (the “Investment Warrant”), for an aggregate purchase price of $200 million, reflecting a 20% original issue discount (the “Investment”). The closing of the Investment shall occur substantially concurrent with the Closing.

In accordance with the French Commercial Code, the Senior Unsecured Convertible Bonds will be issued pursuant to the Terms and Conditions (termes et conditions des obligations convertibles en actions ordinaires) attached to New Pasqal’s shareholders decision issuing the Senior Unsecured Convertible Bonds (the “Senior Unsecured Convertible Bonds Terms and Conditions”), and the Investment Warrants will be issued pursuant to the Terms and Conditions (termes et conditions des bons de souscriptions d’actions) attached to New Pasqal’s shareholders decision issuing the Investment Warrants (the “Investment Warrants Terms and Conditions”).

The SPA includes customary representations and warranties from Bleichroeder, Merger Sub and the Investors and is subject to customary closing conditions. The SPA also includes customary covenants and agreements related to transfer restrictions, SEC reports, and indemnification. The Senior Unsecured Convertible Bonds and the Investment Warrants may be amended only with the written consent of the Company and bondholders holding a majority of the outstanding aggregate principal amount of the Senior Unsecured Convertible Bonds, or as otherwise required in accordance with the French Commercial Code. Holders of the New Pasqal Shares issuable upon conversion of the Senior Unsecured Convertible Bonds and New Pasqal Shares underlying any Investment Warrants will have the registration rights set forth in the A&R Registration Rights Agreement.

Ranking: The Senior Unsecured Convertible Bonds shall rank senior to the New Pasqal Shares and any other class or series of capital stock of New Pasqal currently existing or hereafter authorized, classified or reclassified by New Pasqal, and junior and subordinated to other unsecured and unsubordinated obligations of the Company.

Bondholders Representative. Holders of the Senior Unsecured Convertible Bonds shall be organized as a group for the representation of their interests (the “Masse”). The Masse shall be governed by the provisions of the French Code de commerce and will act in part through a bondholders representative (representant de la masse) and in part through collective decisions of the Convertible Bondholders, whether by general meetings or written consultations as permitted under Article L. 228-46-1 of the French Commercial Code. Any reasonable and documented costs or expenses incurred by the holders of the Senior Unsecured Convertible Bonds in connection with the operation and consultation of the Masse shall be reimbursed by New Pasqal upon presentation of the relevant invoices.

Interest Payments: The Senior Unsecured Convertible Bonds will accrue interest at the rate per annum of 10.0% per annum payable in cash semi-annually. However, if a payment in cash has not been made on a semi-annual payment date, payment on the next semi-annual payment date shall be in PIK at a rate of 12% payable and compounded annually from the last payment date on which a payment in cash has been made.

Liquidation Preference: Upon any liquidation or deemed liquidation event, the holders of Senior Unsecured Convertible Bonds will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount equal to the greater of (i) 100% of the Accrued Value (as defined in the Senior Unsecured Convertible Bonds Terms and Conditions) or (ii) such amount as would have been payable had such Convertible Bond been converted into Ordinary Shares immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event based on the then effective rate of conversion and without giving effect to any applicable limitations on conversion. Thereafter, the holders of Senior Unsecured Convertible Bonds will be entitled to receive their pro rata share of the remaining available proceeds available for distribution to shareholders, on an as-converted to ordinary share basis.

Protective Provisions: For as long as 10% of the Senior Unsecured Convertible Bonds issued as of the Closing are held by Inflection Point Asset Management LLC and certain other holders of the Senior Unsecured Convertible Bonds and their respective affiliates, New Pasqal shall not, without the affirmative vote or action of the Masse (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Pasqal, or commence or consent to any bankruptcy proceeding relating to the Company; (ii) amend, alter, or repeal any provision of the bylaws, the Senior Unsecured Convertible Bonds Terms and Conditions in a manner that materially and adversely affects the powers, preferences or rights given to the holders of the Senior Unsecured Convertible Bonds; (iii) create or authorize the creation of or issue any other equity security or security convertible into or exercisable for any equity security unless such security ranks junior to the Senior Unsecured Convertible Bonds with respect to its rights, preferences and privileges, or increase the aggregate amount of the Senior Unsecured Convertible Bonds accordingly; (iv) pay any cash dividend or redeem any equity or equity-linked security prior to repayment in full, redemption or conversion of the Senior Unsecured Convertible Bonds into New Pasqal Shares, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service or pursuant to the terms of any equity incentive plan of New Pasqal; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Pasqal’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Pasqal, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Pasqal; or (vi) incur or guarantee any new indebtedness, including secured and/or senior debt, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the Senior Unsecured Convertible Bonds shall not be considered indebtedness for purposes of this calculation. The Company must promptly deliver written notice to the bondholders of the occurrence of any breach or default of the foregoing, each of which shall be considered as an event of default unless, if curable, it has not been cured within five business days of formal notice sent by registered letter with acknowledgement of receipt (lettre recommandée avec accusé de reception) or by bailiff service (notification par commissaire de justice).

Optional Conversion: Each Convertible Bond may be convertible into New Pasqal Shares at any time at the option of the holder at a rate equal to the then-Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, stock splits, combinations, reclassifications and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of New Pasqal Shares at prices less than the conversion price then in effect. In addition, on the date that is six months after the Closing, if the 20-day volume-weighted average price of the New Pasqal Shares is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $7.80.

Redemption Rights: Unless prohibited by applicable law governing distributions to shareholders, the Senior Unsecured Convertible Bonds shall be redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value. New Pasqal shall elect to settle with (i) cash from distributable amounts in accordance with article L. 232-11 of the French Commercial Code; (ii) cash proceeds from a new issue of equity securities carried out for the purpose of such redemption; (iii) New Pasqal Shares on a price per share basis at least 20.0% lower than the last closing price immediately preceding the issuance of the related redemption notice; or (iv) a combination thereof.

Call Rights: Unless prohibited by applicable law governing distributions to shareholders, all or a portion of the Senior Unsecured Convertible Bonds shall be redeemable at the option of New Pasqal commencing any time (i) prior to the first anniversary of the Closing at a price equal to the 150% of the Accrued Value, (ii) on or after the 1st anniversary but prior to the 2nd anniversary of the Closing at a price equal to the 140% of the Accrued Value, (iii) on or after the second anniversary of the Closing but prior to the third anniversary of the Closing at a price equal to the 130% of the Accrued Value, (iv) on or after the third anniversary of the Closing but prior to the fourth anniversary of the Closing at a price equal to the 120% of the Accrued Value, (v) on or after the fourth anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the 110% of the Accrued Value, or (vi) on or after the fifth anniversary of the Closing at a price equal to the 100% of the Accrued Value.

Investment Warrants: At the closing of the Investment, the Investors will receive Investment Warrants to purchase New Pasqal Shares. The Investment Warrants will be immediately exercisable upon issuance at Closing and will expire five years from the date of Closing. The Investment Warrants include customary cash and cashless exercise provisions. Each Investment Warrant is initially exercisable at $12.00 per New Pasqal Share, subject to the same anti-dilution and other adjustments as the Senior Unsecured Convertible Bonds.

Warrant Redemption: Commencing on the one year anniversary of the Closing, New Pasqal may redeem all outstanding Investment Warrants, in whole and not in part, upon prior written notice of redemption if, and only if, the last reported sale price of the New Pasqal Shares underlying such Investment Warrants equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period, subject to certain conditions.

Inflection Point Designation Rights: In connection with the Investment, Bleichroeder and the Sponsor agreed to provide certain investors (the “IP Investors”) led by Inflection Point Fund I LP (“Inflection Point”), a member of Bleichroeder Manager 2 LLC, the Sponsor’s managing member, the right to designate one individual (the “IP Nominee”) to be included as one of the directors that Bleichroeder is entitled to designate to the New Pasqal board of directors at the Closing (the “Designation Right”) under the Business Combination Agreement. Each of Bleichroeder and the Sponsor agreed to take all actions within its respective power, including voting (or causing to be voted) any securities of Bleichroeder or New Pasqal over which it exercises voting control, and to exercise all rights it may have under the Business Combination Agreement, any organizational documents, any investor rights or similar agreement, or otherwise, to designate the IP Nominee to the New Pasqal board of directors.

The foregoing description of the Investment is subject to and qualified in its entirety by reference to (i) the full text of the SPA, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K, (ii) the full text of the form of Senior Unsecured Convertible Bonds Terms and Conditions, a copy of which is attached as Exhibit 4.1 to this Current Report on Form 8-K, (iii) the full text of the form of Investment Warrants Terms and Conditions, a copy of the form of which is attached as Exhibit 4.2 to this Current Report on Form 8-K, and the terms of each is incorporated herein by reference and (iv) the full text of the A&R Registration Rights Agreement, a copy of which is attached as Exhibit 10.4 to this Current Report on Form 8-K.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of New Pasqal pursuant to the Business Combination Agreement and the SPA is incorporated by reference herein. The securities to be offered and sold in connection with the SPA have not been registered under the Securities Act, in reliance upon the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Item 7.01. Regulation FD Disclosure.

On March 4, 2026, Bleichroeder and Pasqal issued a press release announcing their entry into the Business Combination Agreement and the Investment. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01.

On March 4, 2026, Pasqal issued a press release written in French announcing the completion of a private funding round of €170 million and the signing of the Investment. An English translation of that press release is furnished hereto as Exhibit 99.2 and incorporated by reference into this Item 7.01.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Bleichroeder and Pasqal have prepared for use in connection with the Business Combination and the Investment.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward Looking Statements

This Current Report on Form 8-K and certain of the exhibits hereto contain certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed Business Combination between Bleichroeder and Pasqal, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, future opportunities for the combined company, the committed PIPE financing and other statements that are not historical facts.

These statements are based on the current expectations of Bleichroeder and/or Pasqal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bleichroeder and Pasqal. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement entered into in connection to the Business Combination, including failure by Bleichroeder or Pasqal to receive their respective shareholder approval or required regulatory approvals of the Business Combination; the number of redemption requests made by Bleichroeder’s shareholders in connection with the Business Combination, leaving the combined company with insufficient cash to execute its business plans; the outcome of any legal proceedings or governmental investigations that may be instituted against the Parties following the announcement of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts Pasqal’s current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to Pasqal meeting expected business milestones; the effects of competition on Pasqal’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; the ability to achieve dual listing on Euronext N.V. Paris following the Business Combination; costs related to the Business Combination; the ability of Bleichroeder or the combined company to raise capital or issue debt, equity or equity-linked securities in connection with the proposed Business Combination or in the future on reasonable terms or at all; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s financial performance and limited operating history; Pasqal’s expectations regarding future financial performance, capital requirements and unit economics; Pasqal’s use and reporting of business and operational metrics; Pasqal’s competitive landscape; Pasqal’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Pasqual’s potential need for additional future financing prior to or after the Business Combination as a combined company; Pasqal’s concentration of revenue in contracts with government or state-funded entities; Pasqal’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or that Pasqal and Bleichroeder currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. Pasqal and Bleichroeder anticipate that subsequent events and developments will cause their assessments to change. However, while Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pasqal’s or Bleichroeder’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

An investment in Bleichroeder is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Bleichroeder, which may differ materially.

Additional Information and Where to Find It

The Business Combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the Business Combination, Bleichroeder intends to file a Registration Statement/Proxy Statement with the SEC, which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Bleichroeder will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the Business Combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Bleichroeder as of a record date to be established for voting on the Business Combination. Shareholders of Bleichroeder will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov

Participants in the Solicitation

Bleichroeder and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Bleichroeder and the Business Combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, and each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Pasqal, its directors, executive officers, other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies of Bleichroeder’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement and the proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This filing is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
2.1†*	Business Combination Agreement, dated as of February 28, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France and Pasqal Holding SAS.
4.1	Form of Terms and Conditions of the Senior Unsecured Convertible Bonds.
4.2	Form of Terms and Conditions of the Investment Warrants.
10.1	Sponsor Support Agreement, dated February 28, 2026, by and among Bleichroeder Sponsor 1 LLC, Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France and Pasqal Holding SAS.
10.2	Company Support Agreement, dated February 28, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France, Pasqal Holding SAS, and certain shareholders named therein.
10.3†*	Form of Lock-Up Agreement.
10.4	Form of Amended and Restated Registration Rights Agreement.
10.5†*	Securities Purchase Agreement, dated March 4, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France, and the purchasers identified on the signature pages thereto.
99.1	Press Release, dated March 4, 2026.
99.2	Press Release, dated March 4, 2026 (English Translation).
99.3	Investor Presentation, dated March 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.
*	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLEICHROEDER ACQUISITION CORP. II

Date: March 4, 2026	By:	/s/ Robert Folino
		Name:	Robert Folino
		Title:	Chief Financial Officer